FITT HIGHWAY PRODUCTS, INC.

26381 CROWN VALLEY PARKWAY, #230

MISSION VIEJO, CA 92691

949-582-5933

June 13, 2014

VIA EDGAR Transmission

Mr. Daniel Greenspan

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:	FITT Highway Products, Inc.
Amendment No. 2 to Current Report on Form 8-K
Filed May 14, 2014
File No. 000-33519

 Dear Mr. Greenspan:

FITT Highway Products, Inc. (the “Company”) is in receipt of the Securities and Exchange Commission’s (the “SEC”) comment letter dated June 10, 2014 regarding the above-referenced Form 8-K/Amendment No. 2 (the “Comment Letter”). We have revised the referenced Form 8-K/Amendment No. 2 in response to the SEC’s comments and are filing the amended version concurrently with this letter.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. The Company’s response to each comment appears below the relevant comment.

Staff Comments and Company Responses

Item 1. Business

Description of Business, page 3

SEC Comment 1: We note your response to prior comment 1. Please disclose whether a Final Notice of Intent to Levy has been received and state that the IRS may seize and sell any type of real or personal property that you own or have an interest in to satisfy the levy. In addition, please explain how you intend to satisfy the IRS levy in the absence of royalty payments from F.I.T.T. Energy Products, Inc. and disclose whether you have communicated with the IRS about the levy since the termination of royalty payments.

COMPANY RESPONSE: In response to the SEC’s comment, the 8-K has been revised on page 3 to replace paragraph 4 in its entirety with the following paragraph:

We were also subject to an IRS Notice of Levy in the amount of $152,974 issued on October 1, 2010 resulting from unpaid payroll taxes incurred under previous management in 2007 and 2008. The Notice of Levy on Wages, Salary, and Other Income attached all royalties payable by F.I.T.T. Energy Products, Inc. to FITT Highway Products, Inc. under the August 12, 2010 Operating Agreement between the two parties for amounts in excess of $75,211 representing the amount owed to F.I.T.T. Energy to FITT Highway at the date of levy. We also received a Notice of Federal Tax Lien from the IRS dated October 6, 2010 in the amount of $136,679 which represented the unpaid balance of payroll taxes owed as of that date, excluding penalties and interest. Our most recent communication with the IRS occurred through legal counsel in 2012 during which we provided the IRS with the names and contact information of our corporate officers in 2007 and 2008 (“Responsible Officers”), each of whom could be held personally responsible for the unpaid taxes. We have made no payments under this levy and are not aware of any payments made by the Responsible Officers. With the completion of the Merger, the royalty is no longer operative and there are no royalty amounts to attach. We have not communicated with the IRS about the levy since the completion of the Merger. Our understanding is that the IRS may seize and sell any type of property we may own or have an interest in to satisfy the levy. Because we have limited assets, this obligation will only be repaid from future fundings or by the Responsible Officers.

Intellectual Property, page 8

SEC Comment 2: We note your response to prior comment 7. Please disclose whether or not you own or license any patents in connection with your product. In addition, please state, if true, that Wellington could sell energy shots of its own using the formula for your energy shots and exclude you or could sell the rights to the formula to third parties who could compete against you.

COMPANY RESPONSE: In response to the SEC’s comment, the 8-K has been revised on page 8 to replace the section titled Production in its entirety with the following paragraph:

Our energy shots are produced at Wellington Foods Incorporated, a contract manufacturer of liquid and powder nutritional supplements since 1974. In addition to its manufacturing facilities, Wellington has the in-house capabilities to develop products from concept for flavoring ingredient content to production, or to take an existing formula and extend the product line with new flavors or innovative ingredients. Dr. Rand Scott, one of our medical experts and a shareholder, researched and recommended the ingredients for our energy shots and Wellington provided the final flavoring and formulations. Wellington owns the formulae for our energy shots and is under no obligation to provide us with these products for commercial sale. We do not own or license any patents in connection with our products although we do own the trademarks for our product’s name. Wellington could sell energy shots of its own using the formula for our products or sell the rights to the formula to third parties who could compete against us. While this may be the case, we could change our product formulation and retain another manufacturer to produce our products using our trademarked name.

In connection with the Company’s responses herein and as provided in the amended Current Report on Form 8-K, the Company hereby acknowledges:

-	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

-	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

Michael R Dunn,

CEO/ Chairman of the Board

FITT Highway Products, Inc.

26381 Crown Valley Parkway, Suite 230

Mission Viejo, CA 92691

miked@fittmail.com